UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

GRRRL Inc

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Nevada

Date of Organization:

December 5, 2019

Physical Address of Issuer:

3110 Polaris Avenue 2
Las Vegas, NV 89102

Website of Issuer:

https://www.grrrl.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

107,100

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$107,100

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$250,000

Deadline to reach the Target Offering Amount:

September 30, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 7

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$554,314	$478,357
Cash & Cash Equivalents	$398	$193,735
Accounts Receivable	-	-
Short-term Debt	$419,297	$97,474
Long-term Debt	-	-
Revenues/Sales	$1,086,494	-
Cost of Goods Sold*	$328,472	-
Taxes Paid	-	-
Net Income/(Loss)	$(395,866)	-

*Cost of Net Revenue

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SECURITIES AND EXCHANGE COMMISSION'S TEMPORARY REGULATORY COVID-19 RELIEF RELATED TO FINANCIAL STATEMENT REQUIREMENTS FOR CERTAIN OFFERINGS OF AN AMOUNT MORE THAN $107,000 BUT NOT MORE THAN $250,000. SPECIFICALLY, THIS OFFERING IS BEING CONDUCTED IN COMPLIANCE WITH REGULATION CF § 227.201(bb) BETWEEN MARCH 1, 2021, AND AUGUST 28, 2022, IN WHICH THE COMPANY WILL COMPLY WITH THE REQUIREMENTS OF PARAGRAPH T(1) OF § 227.201 INSTEAD OF PARAGRAPH T(2) OF § 227.201. AS SUCH, THE COMPANY IS PROVIDING THIS STATEMENT THAT THE FINANCIAL INFORMATION PROVIDED IN THIS FORM C IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE COMPANY INSTEAD OF FINANCIAL STATEMENTS REVIEWED BY A PUBLIC ACCOUNTANT THAT IS INDEPENDENT OF THE COMPANY.

GRRRL Inc



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $107,100 (the "**Target Offering Amount**") and up to a maximum amount of $250,000 the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $250,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by September 30, 2022 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $750,000 at a $10,000,000 valuation pursuant to Regulation D, 506(b), by offering to sell up to $750,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "**Concurrent Offering**"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/grrrl (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction

documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $10,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $10,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"Change of Control" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"IPO" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to

act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The

Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders

of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

GRRRL Inc is a women's athletic wear production company. The Company previously operated as GRRRL Live LLC. In 2019 all of the assets and liabilities of GRRRL Live LLC were transferred to the Company and GRRRL Live LLC. Thereafter, GRRRL Live LLC was dissolved by the filing of Articles of Dissolution with the Nevada Secretary of State on December 22, 2020.

The Company conducts business in Nevada and sells products through the internet throughout the United States.

The Company conducts overseas business through its wholly-owned subsidiary GRRRL PTE LTD., a Singapore private company limited by shares, formed on July 19, 2016 and acquired by the Company in July of 2021.

Business Plan

The Company plans to grow online direct to consumer through increased marketing spend and improved performance through data analytics and modeling, increase digital and physical distribution to take the Company into new digital channels, expand its physical retail presence, and lead it into new markets and geographies.

The Company's Products and/or Services

Product / Service	Description	Current Market
Activewear	Leggings and tops for optimal athletic performance	Current market is direct to consumer online

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors. Some of our major competitors consist of Adidas and Nike.

Customer Base

Current market is direct to consumer online. We target predominately women aged 24-44. Our customers work largely in the social caring professions such as nursing, medical or teaching.

Supply Chain

Currently, the Company's main vendors are in China. There are many alternative vendors and the Company is currently in the process of contracting with suppliers in south, central and north America.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5,084,740	GRRRL	Trademark, Service Mark	7/21/2015	11/22/2016	US

| 1707105 | GRRRL | Trademark, Mark, Class | Word | 7/14/2015 | 8/12/2015 | AU |
| 1707105 | GRRRL | Trademark, Mark, Class 25 | Word | 7/14/2015 | 8/12/2015 | AU |

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.


USE OF PROCEEDS


The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$6,426	6%	$15,000
Marketing	30%	$32,130	30%	$75,000
Hiring	40%	$42,840	40%	$100,000
Technology	24%	$25,704	24%	$60,000
Total	**100%**	**$107,100**	**100%**	**$250,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

- The Company plans to use the net proceeds of the Offering to fund its marketing initiatives, such as attending live events and expos, hire additional employees and advance the Company's online technology. The Company will use the net proceeds to invest in technology to introduce an online fitting room to its customers.


DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS


The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company [Include Dates]	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Kortney Olson	Founder, Chief Executive Officer, President, Treasurer and Director	CEO and President at GRRRL Inc from 2019 to present. Managing Member of GRRRL LIVE LLC from 2018 to 2020.	No university degree earned.

		CEO at GRRRL PTE LTD from 2015 to 2018. As CEO and President at GRRRL Inc and as Managing Member of GRRRL LIVE LLC, Kortney's employment responsibilities consist/consisted of overseeing the proper function of the company, developing and implementing the company's strategy, vision and mission. Making vital business decisions about business strategy, budgets, company culture and key personnel, including setting strategic goals.	
David May	Chief Commercial Officer and Secretary	CCO and Secretary at GRRRL Inc from 2019 to present. COO at GRRRL PTE LTD from 2015 to 2019. As CCO and Secretary at GRRRL Inc, David's employment responsibilities consist of taking ownership of the customer and the customer interface with the product or service offering, making sure that all functions of the organization are aligned to meet its strategic commercial and revenue objectives.	MA in Marketing from Kingston University (1999)
Jillian Hennessy	GM Sales and Distribution	GM Sales and Distribution at GRRRL Inc from June 2022 – present. Director of sales at Spirit Jersey from 2017 – 2020 Director of sales at AG jeans from 2020 - 2022. Jillian's employment responsibilities were consistent across each role listed above. During these roles, Jillian has been responsible for overseeing daily operations of the organization such as the production, pricing, sales, or distribution of products, creating and implementing growth strategies, setting key performance goals, and hiring key personnel and overseeing sales training programs.	BA Business from California State (2002)
Brian Essig	GM Operations	GM Operations at GRRRL Inc from 2019 to present. General Manager at Factory Powersports from 2012 to 2019. Brian's employment responsibilities were consistent across each role listed above. During these roles, Brian has been responsible for allocating budget resources, formulating policies,	BA PR from California State (2000)

	coordinating business operations, monitoring and motivating staff, managing operational costs, ensuring good customer service, improving administration processes, engaging with vendors, and hiring and training employees, with the goal of ensuring on time logistics and exceptional customer outcomes.	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 120,000 shares of common stock of which 120,000 are issued and outstanding, par value $25.00 per share (the "**Common Stock**") At the closing of this Offering, assuming only the Target Offering Amount is sold, 120,000 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	120,000
Par Value Per Share	$25
Voting Rights	1 vote per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Revenue Share Agreement
Creditor	Precise Services NY LLC
Amount Outstanding	$25,147
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Purchase Price: $24,762 Purchased Amount: $25,381 Factor Rate: 1.025 Estimated Repayment Period: 105 days Estimated Average Daily Payment: $242
Maturity Date	N/A
Date Entered Into	7/18/2022

Type	Cash Advance Agreement
Creditor	LG Funding LLC
Amount Outstanding	$43,500
Interest Rate and Amortization Schedule	N/A
Description of Collateral	All accounts, including without limitation, all deposit accounts, accounts-receivable, and other receivables, chattel paper, documents, equipment, general intangibles, instruments, and inventory, as those terms are defined by Article 9 of the Uniform Commercial Code (the "UCC"), now or hereafter owned or acquired by any Merchant; and (b) all proceeds, as that term is defined by Article 9 of the UCC.
Other Material Terms	Percentage of Receivables to be delivered until the amount outstanding is paid in full: 13% Instead of paying the Percentage of Receivables, the Company pay $435 daily to Creditor.
Maturity Date	N/A
Date Entered Into	7/11/2022

Type	Advance Transaction Agreement
Creditor	Stripe
Amount Outstanding	$32,768.13
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	The Company will transfer a portion of any charge submitted by a user using Stripe until the amount outstanding is paid in full.
Maturity Date	N/A
Date Entered Into	12/10/2021

Type	Loan
Creditor	Access CDFI
Amount Outstanding	$135,259.79
Interest Rate and Amortization Schedule	7%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	7/20/2023
Date Entered Into	7/21/2022

Type	Loan
Creditor	Kortney Olson
Amount Outstanding	$46,920
Interest Rate and Amortization Schedule	0%
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	The loan does not have a maturity date.
Date Entered Into	9/2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
David May	70,136 shares of Common Stock	58.45%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of July 31, 2022 the Company had an aggregate of $75,000 in cash and cash equivalents, leaving the Company with approximately 10 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $750,000 at a $10,000,000 valuation pursuant to Regulation D, 506(b), by offering to sell up to $750,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "**Concurrent Offering**"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$950,000	49,864	Working Capital	December 31, 2019	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- In 2021, a founding shareholder, Kortney Olson, advanced the Company $46,920. The advance is unsecured, does not bear interest and due on demand.
- In 2021, the Company invested in an entity controlled by management, GRRRL PTE LTD, for $88,464.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.grrrl.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.



_____
(Signature)

_____
Kortney Olson
(Name)

_____
CEO and President
(Title)

 8th August 2022
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____
(Signature)

_____
Kortney Olson
(Name)

_____
CEO and President
(Title)

 8th August 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



I, Kortney Olson, certify that:

(1) The financial statements of GRRRL Inc. included in this Form are true and complete in all material respects; and

(2) The tax return information of GRRRL Inc. included in this Form reflects accurately the information reported on the tax return for GRRRL Inc. filed for the fiscal year ended June 30, 2021.

Korney Olson

Chief Executive Officer

GRRRL Inc.

GRRL INC.

FINANCIAL STATEMENTS

JUNE 30, 2021 AND 2020


GRRL, INC.

BALANCE SHEETS


		June 30,		
		2021		**2020**
ASSETS				
Current assets:				
Cash and cash equivalents	$	398	$	193,735
Inventory		431,186		257,593
Total current assets		431,584		451,328
Property, plant and equipment, net		34,266		27,029
Investment in related party		88,464		-
Total assets	$	554,314	$	478,357
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	74,384	$	37,825
Loan payable		297,993		59,649
Loan payable, related party		46,920		-
Total liabilities		419,297		97,474
Stockholders' equity:				
Common stock		120		120
Additional paid-in capital		530,763		380,763
Accumulated deficit		(395,866)		-
Total stockholders' equity		135,017		380,883
Total liabilities and stockholders' equity	$	554,314	$	478,357


See accompanying notes, which are an integral part of these financial statements.


GRRL, INC.

STATEMENTS OF OPERATIONS

| | Year Ended June 30, | |
	2021	2020
Net revenue	$ 1,086,494	$ -
Cost of net revenue	328,472	-
Gross profit	758,022	-
Operating expenses:		
General and administrative	601,194	-
Sales and marketing	552,694	-
Total operating expenses	1,153,888	-
Loss from operations	(395,866)	-
Provision for income taxes	-	-
Net loss	$ (395,866)	$ -

See accompanying notes, which are an integral part of these financial statements.

GRRRL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balances at June 30, 2019	-	$ -	$ -	$ -	$ -
Issuance of common stock	120,000	120	380,763	-	380,883
Net loss	-	-	-	-	-
Balances at June 30, 2020	120,000	120	380,763	-	380,883
Contributions	-	-	150,000	-	150,000
Net loss	-	-	-	(395,866)	(395,866)
Balances at June 30, 2021	120,000	$ 120	$ 530,763	$ (395,866)	$ 135,017

See accompanying notes, which are an integral part of these financial statements.

GRRL, INC.

STATEMENTS OF CASH FLOWS

	Year Ended June 31,	
	2021	**2020**
Cash flows from operating activities:		
Net loss	$ (395,866)	$ -
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	3,977	-
Changes in operating assets and liabilities:		
Inventory	(173,593)	(257,593)
Accounts payable	36,559	37,825
Net cash used in operating activities	(528,923)	(219,768)
Cash flows from investing activities:		
Purchase of property and equipment	(11,214)	(27,029)
Investment in related party	(88,464)	-
Net cash used in investing activities	(99,678)	(27,029)
Cash flows from financing activities:		
Net proceeds from loans	285,264	59,649
Issuance of common stock and contributions	150,000	380,883
Net cash provided by financing activities	435,264	440,532
Net change in cash and cash equivalents	(193,337)	193,735
Cash and cash equivalents at beginning of year	193,735	-
Cash and cash equivalents at end of year	$ 398	$ 193,735
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See accompanying notes, which are an integral part of these financial statements.

1. **NATURE OF OPERATIONS**

GRRRL, Inc. (the "Company") is a corporation formed in December 2019 in the state of Nevada. The Company's headquarters are located in Las Vegas, Nevada.

The Company sells women's sportswear, other clothing and accessories via its e-commerce platform.

2. **GOING CONCERN**

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a net loss of $395,866 during 2021 and has cash of $398 at June 30, 2021. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital. Through the date the financial statements were available to be issued, the Company has been financed by issuance of common stock and equity contributions. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is June 30.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2021 and 2020, all of the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

GRRRL, INC.

NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventories consist of finished goods. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and Equipment, Net

Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures reported, net of depreciation. Equipment is recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal is charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary at June 30, 2021 or 2020.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective upon inception. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue primarily from e-commerce transactions. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds from gross revenues to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

Cost of Net Revenues

Cost of net revenues consist of the costs of inventory sold, other direct material costs, inbound and outbound freight, packaging materials and production labor costs.

Sales and Marketing

Sales and marketing expenses includes advertising costs, which are expensed as incurred, as well as merchant processing fees.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, merchant processing fees, rent, administrative expenditures, and information technology.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. As of June 30, 2021 and 2020, there were no potentially dilutive securities.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as

of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2020.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **PROPERTY AND EQUIPMENT, NET**

Property and equipment consist of machinery and equipment. Depreciation expense was $3,977 for the year ended June 30, 2021.

5. **LOAN PAYABLE**

The Company enters into various short-term merchant advances as part of their e-commerce operations. During the years ended June 30, 2021 and 2020, the Company received net proceeds of $285,264 and $59,649, respectively, inclusive of principal and loan and fee repayments. As of June 30, 2021, the outstanding loans were $297,993.

6. **STOCKHOLDERS' EQUITY**

As of June 30, 2021 and 2020, the Company was authorized to issue a total of 120,000 shares of common stock, no par value, of which 120,000 shares were issued and outstanding.

Each holder of common stock is entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. No distributions have been made on shares of common stock as of June 30, 2021 and 2020, respectively.

In 2021, an existing shareholder contributed $150,000 to the Company. In 2020, the Company issued 120,000 shares of common stock for proceeds of $380,883.

7. **RELATED PARTY TRANSACATIONS**

In 2021, a founding shareholder advanced the Company $46,920. The advance is unsecured, does not bear interest and due on demand.

In 2021, the Company invested in an entity controlled by management for $88,464.

8. **INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, and net operating loss carryforwards. As of June 30, 2021, the Company had a deferred tax asset before valuation allowance of $110,249.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses in 2021.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At June 30, 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $395,866.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020 - 2021 tax years remain open to examination.

9. **COMMITMENTS AND CONTINGENCIES**

   Contingencies

   The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10. **SUBSEQUENT EVENTS**

    Management has evaluated subsequent events through July 23, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

GRRRL INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], GRRRL Inc., a Nevada corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $10,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $25.00 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. ***Company Representations***

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger

or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company

with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid,

addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i) All rights and obligations hereunder will be governed by the laws of the State of Nevada, without regard to the conflicts of law provisions of such jurisdiction.

(j) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Las Vegas, Nevada. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

GRRRL INC.

By:_____
Name: Kortney Olson
Title: CEO

Address: 3110 Polaris Avenue, Suite 2
        Las Vegas, NV 89102

Email: kortney@grrrl.com

INVESTOR:

By:_____
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by GRRRL Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of GRRRL Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

COMPANY:

GRRRL Inc.

By:

Name: Kortney Olson, CEO

Date: 8th August 2022

EXHIBIT C

Video Transcript

So I'm Britteny, and I've found a company in GRRRL that is inclusive and it reduces the anxiety over like picking out clothes and being like, Oh, I wanna look cute and I wanna wear cool clothes. And I can't do that because I'm big. I'm always gonna be bigger. I'm only gonna get bigger doing this stuff. So, you know, and it's clothing that holds up. I don't have to worry about squatting and the whole world's gonna see whatever I got behind me. I don't have to worry about those kinds of things.

The message is incredible, really empowering. You know, women can do anything and that's kind of where I got my I don't really care about what society thinks about me. The GRRRL brand has really done that. Wearing the clothing every day and women seeing it and being like, oh, you know, what's that about? It's like, it's just being this strong as fuck and encouraging each other to do the same. And to do that without stigma, without worrying about what brand or what size or whatnot, you know it's just about empowering everybody around you. Like there's something in the threads and in the cloth other than just what holds the clothes together.

There's a little bit of, maybe a girl that touched it when she put the package together out from wherever it came from, like there's something else in it because it's, different than my other gym clothes that sit there. Like I usually reserve it for days that I'm gonna pull something big or maybe I'm not feeling great. And I wanna put, you know, something on where it's like, it's like armor, I'm going into battle. And it's what I choose to wear. GRRRL clothing is a movement, a truth movement. We're basically redefining what the term like a girl means.

You ask any anthropologist, right? And they will tell you that historically men fought for chivalry whereas women, if they were provoked to fight it was purely to protect their children. And once they flip that switch, there's no shutting it off.

Women fought till the death. You know, we are fierce on a cellular level. We are built for power. We're meant to have these types of bodies. Not that 5% that's been used in advertising, in media for the past several decades.

You know, we say real women, real women in a sense that these are women that are real, you know because our entire life we've been looking at advertising and media portrayed poorly because women have been photoshopped and airbrushed and you know, it's just not real.

So this is real life. You don't use Photoshop. This is real women doing real things and collectively working towards a sisterhood so we can create equality.

And it was like, GRRRL, GRRRL, you know just give some bite to it. And that's just how the brand came about. I've sat down, wrote the manifesto, cause that's always been the vision. It's always been about empowering females and letting women know that they can do or be or say whatever they want.

GRRRL is absolutely 110% inclusive. You know, the goal is to get clothing that will fit everybody. Every single body. You know, it's about the sisterhood. If we all just believe that we are equal, the world could be a much different place. Sisterhood, strength, power, beauty, truth, equality, love, abundance. That's what this brand's about. Oh, something's wrong with me. I'm not, I don't fit in. I don't, you know, it's like, yeah, good. You're not meant to fit in. You're meant to be different.

You're one in a billion. You are one in a billion. The chances of your mom and your dad or whoever come together to create you is a, it's literally a miracle. And we need to celebrate that.

EXHIBIT D

Testing the Waters Communications

From:
To:
Subject: RE: Your exclusive chance to own a piece of our company - LIVE!

Date: Monday, July 25, 2022 3:00:35 PM
Attachments: image977463.png

To my beloved grrrl army,

This is without a doubt the most important and yet emotional email I've written throughout the last 6.5 years.

While venture capital funding reached all-time highs in 2021, companies started by women received just 2 percent of those funds – the smallest share since 2016. Nearly $330 billion invested. And only 2% of that to women owned or founded businesses. When, just recently a male investor who had promised $1m pulled out for no reason. I had an epiphany.

*Why not bring the women who love and cherish your brand onboard as investors and make it **our brand**? Why not give our grrrls the chance to not only have a greater say in what we do as a company, but also a chance to personally benefit from the growth of the company.*

Right now the world needs our community and our message more than ever.

We need more unity.
More healing.
More women empowerment.
More freedom.

I truly believe we've collectively made some massive changes on the planet already. Everywhere you look we're calling out bullshit and even seeing brands like Adidas and Victoria Secrets using inclusion. Together we started that. And we're going to keep pushing until it's finished.

So now, today- we're opening this up to make it happen with you having a voice in the brand by making you even closer to the center of GRRRL. Thank you for supporting us this far, and we look forward to the rest of the journey with you.

KORT xo - Click the link here to read more and reserve your investment.

all investments in GRRRL will support the launch of our NFP grrrl foundation to womens' and girls' sport and sport related initiatives, more job opportunities for women at GRRRL, and taking the message of womens' empowerment, equality and equity to more places in the USA, Europe, Canada and around the world.

We are super excited to offer you the first chance to invest in GRRRL.

At this stage we are just seeking interest in investing, so you can reserve your shares with no cash down by just stating how much you would like to invest and add your email address. When we hit our first SEC landmark of $50,000 in reservations you will be offered the chance to convert that into equity and confirm your payment.

All investments in GRRRL will support the launch of our NFP grrrl foundation to womens' and girls' sport and sport related initiatives, more job opportunities for women at GRRRL, and taking the message of womens' empowerment, equality and equity to more places in the USA, Europe, Canada and around the world.

We believe we will have to cap the share offer to the first 2,000 investors, and the minimum investment is just $150 up to a maximum of $1,000,000. So now's your chance to confirm your interest before the offering opens to the wider public next week.

[Click the link here to read more and reserve your investment.](#)

when you invest in grrrl, you aren't just supporting the future of grrrl, and changing the lives of women around the workd, there's some great things for our investors too!

membership of the grrrl council
first look previews on all new gear
exclusive discounts
private sales
20% lifetime discount at grrrl.com on all products.

All investments in GRRRL will support the launch of our NFP grrrl foundation to womens' and girls' sport and sport related initiatives, more job opportunities for women at GRRRL, and taking the message of womens' empowerment, equality and equity to more places in the USA, Europe, Canada and around the world.

Click the link here to read more and reserve your investment.

We're launching the equity sale on a platform called Republic, here's more info on them:

Over the past 20 years, there has been a dramatic capital shift from the public to private markets. Since 2000, private market assets have grown 10x, representing over $6 trillion globally.* The private market, or investments outside of the stock market, were historically reserved for institutional and wealthy individuals. These include investments in private equity, private lending, real estate, venture capital, real assets such as artwork and even cryptocurrency.

While these asset classes make up a significant portion of a high net worth individual's portfolio** access to these types of investments wasn't available to the average individual due to regulations and the risks associated with private markets.
Thanks to Republic and the JOBS Act, anyone can become an investor in private markets and invest directly in highly-vetted startups, real estate, video games, local businesses, growth-stage companies, crypto, music, litigation finance and more. The Republic ecosystem has deployed over $800 million in investments, has supported over 600 companies, and boasts a community of over 1.5M users across 100 countries.

Click the link here to read more and reserve your investment.

How does it work?

There are two stages. The first stage is a reservation opportunity which is really a chance to stake your claim to an investment. We have a maximum of $1,200,000 worth of shares available in the campaign and anyone that expresses an interest during the reservation campaign will be guaranteed the right to invest when the real campaign goes live.

No payment will be taken at this stage.

The SEC requires us to reach a minimum reservation value of $50,000 to then go live and be offered to a wider audience.

Once we pass that threshold, anyone who made a reservation during the reservation phase will be offered first chance to convert that into an investment and pay for their investment.

[Click the link here to read more and reserve your investment.](#)

How does my investment work?

Any money invested will be placed into a REPUBLIC crowd SAFE. SAFE stands for Simple Agreement for Future Equity.

GRRRL inc will receive the funds, and your investment will be converted to equity when we raise funds again or list on the stock market at a higher price.

So you are investing today at a maximum price of $83.33 per share, and that will be converted to equity when we sell more shares or list shares for sale at a higher price. The difference between the two prices will be your profit.

[Click the link here to read more and reserve your investment.](#)

Risk note: Whilst it is our intention to sell more shares or list on one of the markets, if a trigger event does not happen, you may not get a return on your investment.

Why are we doing this now? We want to grow and get the grrrl message to more women and girls around the world, and we are sick of hearing no from male owned and run venture capital companies who simply aren't supporting women owned companies.

While venture capital funding reached all-time highs in 2021, companies started by women received just 2 percent of those funds – the smallest share since 2016. Overall, 2021 was an exceptionally strong year for VC investment across the U.S., eclipsing previous records and topping nearly $330 billion.

And we want to give our grrrls the chance to not only have a greater say in what we do as a company, but also a chance to personally benefit from the growth of the company.

We think it's a real win:win.

[Click the link here to read more and reserve your investment.](#)



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Caroline R. Vilardo
Associate



LippesMathias LLP
ATTORNEYS AT LAW

50 Fountain Plaza, Suite 1700
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ph: 716.853.5100 ext. 1297 | fx: 716.853.5199
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LinkedIn // Twitter // Facebook

Company Name	GRRRL Inc
Logo	
Headline	Together, we will change how the world sees women, and how women see ourselves
Slides	

Tags	Crowd SAFE

Pitch text

Summary

- The world's first and most size inclusive athletic wear company for women
- A community of over 1 million women worldwide
- A community connected to create a better world through equality
- Customers in over 60 countries
- High performance athletic wear at every day prices
- Athletic wear designed by women to make all women look and feel their best

Problem



A significant category creating significant problems

- The fashion industry presents a fake image of an unattainable version of perfection.
- Accessibility of high performance, affordable athletic wear is a major challenge.

- Bigger bodies are being forced into cheap, low performance, badly designed clothing.
- Current brands don't design to accentuate the form of bigger bodies.
- And we are being segmented into different stores based on our bodies.

Category consequences

A $1 Trillion-a-year health crisis has been created in the name of fashion category sales.

Womens' self worth, self image, and mental health has been sacrificed so that Nike can sell a few more tees and Lululemon can sell a few more trackpants.

Our self image has been subjugated to the needs of a few men who want to sell more tee shirts.

We are making high quality clothing available for every body at affordable prices. And enhancing how women feel at the same time. Never sacrificing self-love or self-worth for commercial gain.

GRRRL exists to contradict the fake, empower the disenfranchised, right the wrongs, and make a difference to the lives of women throughout the world.

Solution



We Exist **to change the future for women and girls worldwide**

by shifting how the world sees women, and how women see themselves.

GRRRL posits a community, proposition, brand, and product range that suits, fits, and flatters a more realistic array of body types; and more importantly, serves and connects a community of women that want to see a better world for women.

Our value proposition:



- Purpose-driven
- Authentic
- Every body first, no body last
- You win — we win.



Product

Our primary products are designed for women by women

Our goal is to only sell athletic wear that will genuinely change the world by shifting how the world sees women, and how women see ourselves.



The goal we set ourselves with every product we make is to only ever sell clothing that enhances and supports women to perform, feel and project their best versions of themselves.

We use the highest quality fabrics and retail them at every day prices bringing high performance, high quality athletic wear within reach for every body.

Always squat proof. Always designed with all bodies in mind.

The Product Section could benefit from including:

- Showing your product portfolio and user experience.

ALWAYS SQUATPROOF, ALWAYS PERFORMANCE, ALWAYS VALUE.

NEXT LEVELS ft 7 times stretch, extreme moisture wicking plus light weight so won't leave you feeling restricted in movement. Next Levels are breathable AND suit every shape, leg and tummy. NEXT LEVELS are characterized by big bold prints.



MAJESTIC CT FREE fabric feels like a soft brush toasted with a matte finish to leave you feeling super confident and comfortable. With never a Camel Toe to be seen. Squat proof to the max, these leggings are truly amazing for everyday wear and overall training in general.





PREMIUM KUSH the KUSH material is a high performance thicker, mositure wicking material that keeps you locked and loaded at all times. You'll feel cozy, confident, and kick-ass in these Super KUSH leggings.

Traction

Who runs the world? GRRRLS.

We have over 30,000 gym customers in more than 50 countries worldwide, and a social media community of over 1 million women worldwide—all connected by the desire to see a better world through equality and equity for all women, everywhere in the world. Our community stretches from the North Pole to the most southern city in the world.



We have only just started. We'll grow our reach by over 1000% in the next 5 years, so that more women can join and benefit from the amazing community of strong, powerful, trailblazing women.

As a business we have annual sales revenue well in excess of $2M, growing at 50% YoY for the last 4 years.

The Traction Section could benefit from:

- Demonstrating that your business is growing and on a good trajectory; give investors confidence that it will keep growing. You mention future projections over the next 5 years but these should be moved to the Vision & Strategy section.



- Using charts (making sure numbers and text are large and clear).



Customers

GRRRLographics



GRRRLS aren't defined by salary, social status, education, age or employment.

You know a grrrl by her attitude and her mindset.

She cares. Cares about a better future for women and the next generation. Cares about equality and equity for all. And cares about injustice, inequality and intolerance. She cares. She gives AF.

Business Model

GRRRL—
Wherever she wants us to be


GRRRL

We've built grrrl online. Creating a community through Facebook, Instagram and Pinterest. Retailing our products through our own website.

But to grow, we know we need to be in more places at once. Retailers like goddamn Amazon. Stores like sporting goods stores and department stores, independent retailers and gyms. Events, expos, and roadshows. That's how we will get our message to more women, and reach a greater audience.

Market


grrrl

Forbes Magazine:

GRRRL potentially posits a pivotal change…

…in the trajectory of the lucrative athleisure sector, which is set to hit sales of $231.7 billion worldwide by 2024 but still has gaping chasms regarding diversity; the average US woman is now 16-18 (a UK 20-22) and sales of larger, technically plus-size clothing are forecast to grow at twice the rate of 'standard' sizes by 2020 but few sports brands are servicing the market and those that do tend to segregate the offer, offensively inferring large means atypical — blindly ignoring the statistical reality check.

Lululemon, for instance, stops dead at a size large which, according to the GRRRL team is smaller than at least 67.5% of American women. GRRRL offers an important alternative for women of all sizes — best not to mistake it for a plus size one-trick pony — that identify more with weightlifting than downward dogs. That's not to exclude the spiritual aspect of sporting enlightenment — there are few founders as evangelical or holistically-focused as Olson, who is vocal and articulate regarding wellbeing, self-love and acceptance and no activities are excluded, but the focus on the rougher, tougher fringe sports such as weightlifting, bodybuilding, martial arts and ultimate fighting undeniably offers a more potent vehicle for driving wider female empowerment.

Whatever women have been told they can't or shouldn't do is fuel to Olson's manifesto, compounding its viability as the must-have brand for the neo-protest era . The comparatively aggressive styling (there are muscles, everywhere) might not

be everyone's cup of tea but it's certainly finding an audience, both because of and despite the visual language. While it may still be small fry in comparison to sports major players, since launching in 2015 its focus on female unification has brought home year on year sales increases of 200% and 30k+ consumers across 60 countries — 50 of whom are so militantly allied to its message they've had the brand's named tattooed on their bodies . This brand and its community mean business.

"

Competition

Competitive advantages



First to Market



Design and Brand



Authenticity



Price advantage



Brand extension



Supplements



Events



Owned and ran by women



Sustainability



Community

Vision And Strategy

A revolution waiting to happen



Every ceiling we shatter, every opinion we change, every rule we un-write is one the next generation won't have to deal with. We believe in a world that is so much more than one with equal rights, although that'd be a good start. We believe in a world where women can be truly free. Free to have an education, free to have sexual self expression, free from racism, free from domestic violence, free from the oppression of negative self image, free from religious persecution. Free to be who they want to be, when they want to be, how they want to be. Free to be themselves. With no limits.

Use of funds

- Sales into more digital and physical locations
- Recruitment to offer more senior roles for women
- Technology to provide better experiences
- New Territories
- The GRRRL foundation to support opportunities for girls and women in sport and in life to create a better future for all women.

Impact

Why now?

- National Eating Disorder Association has seen an

  increase of 70% in calls as a consequence of the pandemic.

- 1 in 3 women in the United States either has a diagnosed

  eating disorder or shows behavior consistent with

  disordered eating.

- 1 in 5 teenage girls suffer from depression with the primary cause being body image or body image related.



- Covid has given a deeper sense of isolation and greater sense of gratitude for community and relationships..

- Grrrl is changing the conversation from losing weight to getting strong.

- Grrrl is dismantling diet culture.

- Our sizing is based on real body sizes.

Funding



We are seeking growth capital to help us further widen our reach,

and connect with more and more women.

Our company and mission has been supported by a range of private and institutional investors. Will you join us and them in changing the world?

Founders



KORTNEY OLSON

FOUNDER AND CHIEF EXECUTIVE OFFICER

Kortney is a personal trainer and Crossfit coach, Australian Women's arm wrestling champion, author, and TV personality.



DAVID MAY

CHIEF COMMERCIAL OFFICER

David is the world's most widely awarded marketer leading agency and client teams and revolutionizing markets for 20 years.

Team



Kortney Olson   Founder

Perks

$450	EXCLUSIVE GRRRL Purple Hi Tops valued at $300
$650	*Select One: EXCLUSIVE GRRRL Purple Hi Tops valued at $300 EXCLUSIVE GRRRL Camo Hi Tops valued at $300
$1,000	Company T-Shirt Purple Hi Tops Camo Hi Tops Limited Edition High Top Sneakers

FAQ

Company Name	GRRRL Inc
Logo	
Headline	Together, we will change how the world sees women, and how women see ourselves
Slides	
Tags	Women Founders, B2C, Crowd SAFE, Coming Soon, Fitness, Companies
Pitch text	

Summary

- The world's first and most size inclusive athletic wear company for women
- A community of over 1 million women worldwide
- A community connected to create a better world through equality
- Customers in over 60 countries
- High performance athletic wear at every day prices
- Athletic wear designed by women to make all women look and feel their best

Problem



A significant category creating significant problems

- The fashion industry presents a fake image of an unattainable version of perfection.
- Accessibility of high performance, affordable athletic wear is a major challenge.
- Bigger bodies are being forced into cheap, low performance, badly designed clothing.
- Current brands don't design to accentuate the form of bigger bodies.
- And we are being segmented into different stores based on our bodies.

Category consequences

A $1 Trillion-a-year health crisis has been created in the name of fashion category sales.

Womens' self worth, self image, and mental health has been sacrificed so that Nike can sell a few more tees and Lululemon can sell a few more trackpants.

Our self image has been subjugated to the needs of a few men who want to sell more tee shirts.

We are making high quality clothing available for every body at affordable prices. And enhancing how women feel at the same time. Never sacrificing self-love or self-worth for commercial gain.

GRRRL exists to contradict the fake, empower the disenfranchised, right the wrongs, and make a difference to the lives of women throughout the world.

Solution



We Exist **to change the future for women and girls worldwide**

by shifting how the world sees women, and how women see themselves.

GRRRL posits a community, proposition, brand, and product range that suits, fits, and flatters a more realistic array of body types; and more importantly, serves and connects a community of women that want to see a better world for women.

Our value proposition:



- Purpose-driven
- Authentic
- Every body first, no body last
- You win — we win.



Product

Our products are designed for women by women

Our goal is to only sell athletic wear that will genuinely change the world by shifting how the world sees women, and how women see ourselves.



The goal we set ourselves with every product we make is to only ever sell clothing that enhances and supports women to perform, feel and project their best versions of themselves.

We use the highest quality fabrics and retail them at everyday prices bringing high-performance, high-quality athletic wear within reach for everybody.

Always squat proof. Always designed with all bodies in mind.

ALWAYS SQUAT PROOF, ALWAYS PERFORMANCE, ALWAYS VALUE.

NEXT LEVELS ft 7 times stretch, extreme moisture wicking plus light weight so won't leave you feeling restricted in movement. Next Levels are breathable AND suit every shape, leg and tummy. NEXT LEVELS are characterized by big bold prints.



MAJESTIC CT FREE fabric feels like a soft brush toasted with a matte finish to leave you feeling super confident and comfortable. With never a Camel Toe to be seen. Squat proof to the max, these leggings are truly amazing for everyday wear and overall training in general.





PREMIUM KUSH the KUSH material is a high performance thicker, mosisture wicking material that keeps you locked and loaded at all times. You'll feel cozy, confident, and kick-ass in these Super KUSH leggings.

Traction

Who runs the world? GRRRLS.

We have over 30,000 grrrl customers in more than 50 countries worldwide, and a social media community of over 1 million women worldwide—all connected by the desire to see a better world through equality and equity for all women, everywhere in the world. Our community stretches from the North Pole to the most southern city in the world.

We have only just started. We'll grow our reach by over 1000% in the next 5 years, so that more women can join and benefit from the amazing community of strong, powerful, trailblazing women.

As a business we have annual sales revenue well in excess of $2M, growing at 50% YoY for the last 4 years.







Customers

GRRRLographics



GRRRLS aren't defined by salary, social status, education, age or employment.

You know a grrrl by her attitude and her mindset.

She cares. Cares about a better future for women and the next generation. Cares about equality and equity for all. And cares about injustice, inequality and intolerance. She cares. She gives AF.

Business Model

GRRRL—
Wherever she wants us to be



We've built grrrl online. Creating a community through Facebook, Instagram and Pinterest. Retailing our products through our own website.

sporting goods stores and department stores, independent retailers and gyms. Events, expos, and roadshows. That's how we will get our message to more women, and reach a greater audience.

Market



Forbes Magazine:

GRRRL potentially posits a pivotal change…

…in the trajectory of the lucrative athleisure sector, which is set to hit sales of $231.7 billion worldwide by 2024 but still has gaping chasms regarding diversity; the average US woman is now 16-18 (a UK 20-22) and sales of larger, technically plus-size clothing are forecast to grow at twice the rate of 'standard' sizes by 2020 but few sports brands are servicing the market and those that do tend to segregate the offer, offensively inferring large means atypical — blindly ignoring the statistical reality check.

Lululemon, for instance, stops dead at a size large which, according to the GRRRL team is smaller than at least 67.5% of American women. GRRRL offers an important alternative for women of all sizes — best not to mistake it for a plus size one-trick pony — that identify more with weightlifting than downward dogs. That's not to exclude the spiritual aspect of sporting enlightenment — there are few founders as evangelical or holistically-focused as Olson, who is vocal and articulate regarding wellbeing, self-love and acceptance and no activities are excluded, but the focus on the rougher, tougher fringe sports such as weightlifting, bodybuilding, martial arts and ultimate fighting undeniably offers a more potent vehicle for driving wider female empowerment.

Whatever women have been told they can't or shouldn't do is fuel to Olson's manifesto, compounding its viability as the must-have brand for the neo-protest era . The comparatively aggressive styling (there are muscles, everywhere) might not be everyone's cup of tea but it's certainly finding an audience, both because of and despite the visual language. While it may still be small fry in comparison to sports major players, since launching in 2015 its focus on female unification has brought home year on year sales increases of 200% and 30k+ consumers across 60 countries — 50 of whom are so militantly allied to its message they've had the brand's named tattooed on their bodies . This brand and its community mean business.

"

Competition

Competitive advantages



First to Market

Design and Brand

Authenticity

Price advantage

Brand extension

Supplements

Events

Owned and ran by women

Sustainability

Community

Vision And Strategy

A revolution waiting to happen



Every ceiling we shatter, every opinion we change, every rule we un-write is one the next generation won't have to deal with. We believe in a world that is so much more than one with equal rights, although that'd be a good start. We believe in a world where women can be truly free. Free to have an education, free to have sexual self expression, free from racism, free from domestic violence, free from the oppression of negative self image, free from religious persecution. Free to be who they want to be, when they want to be, how they want to be. Free to be themselves. With no limits.

Use of funds

- Recruitment to offer more senior roles for women - to support our growth we wish to add 3 senior management roles for women in fashion and technology.

- Events - we want to take the brand on roadshow to major events and locations around the world to broadcast the message of womens' empowerment and body acceptance.

- Technology to provide better experiences - to improve our GRRRLS' experience we have identified key technology to support our goal of helping women look and feel their best.

- Sales into more digital and physical locations - we want to bring the GRRRL brand and message to new channels to introduce more women and girls to the brand and message of empowerment, equality and equity.

- New Territories - body image and womens' empowerment are emerging issues for women around the world, especially in southeast and northeast asia. We'd like to bring the GRRRL brand to these markets to change the conversation and challenge conventional thinking.

- The GRRRL foundation to support opportunities for girls and women in sport and in life to create a better future for all women. Your investment will also enable the creation of our NFP foundation - the GRRRL Foundation - to support and invest in womens' and girls' sport and sport related initiatives.

Why now?

- National Eating Disorder Association has seen an increase of 70% in calls as a consequence of the pandemic.
- 1 in 3 women in the United States either has a diagnosed eating disorder or shows behavior consistent with disordered eating.
- 1 in 5 teenage girls suffer from depression with the primary cause being body image or body image related.
- Covid has given a deeper sense of isolation and greater sense of gratitude for community and relationships..
- Grrrl is changing the conversation from losing weight to getting strong.
- Grrrl is dismantling diet culture.
- Our sizing is based on real body sizes.



Funding



We are seeking growth capital to help us further widen our reach,

and connect with more and more women.

Our company and mission has been supported by a range of private and institutional investors. Will you join us and them in changing the world?

Founders



KORTNEY OLSON

FOUNDER AND CHIEF EXECUTIVE OFFICER

Kortney is a personal trainer and Crossfit coach, Australian Women's arm wrestling champion, author, and TV personality.



DAVID MAY

CHIEF COMMERCIAL OFFICER

David is the world's most widely awarded marketer leading agency and client teams and revolutionizing markets for 20 years.

Team

Perks

$200	membership of the grrrl council. first look previews on all new gear. exclusive discounts and private sales. i bought the company muscle tee 20% lifetime discount at grrrl.com.
$450	membership of the grrrl council. first look previews on all new gear. exclusive discounts and private sales. your own personalised pair of grrrl leggings 20% lifetime discount at grrrl.com.
$650	membership of the grrrl council. first look previews on all new gear. exclusive discounts and private sales. 20% lifetime discount at grrrl.com. EXCLUSIVE GRRRL Purple Hi Tops valued at $300 or EXCLUSIVE GRRRL Camo Hi Tops valued at $300
$1,250	for any investment of $1,250 or above: membership of the grrrl council. first look previews on all new gear. exclusive discounts and private sales. 20% lifetime discount at grrrl.com. Company T-Shirt Purple Hi Tops Camo Hi Tops
$5,000	for any investment of $5,000 or above: membership of the grrrl council. first look previews on all new gear. exclusive discounts and private sales. 20% lifetime discount at grrrl.com. $500 GRRRL gift card Company T-Shirt Purple Hi Tops Camo Hi Tops

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Company Name	GRRRL Inc
Logo	
Headline	Together, we will change how the world sees women, and how women see ourselves
Slides	

Tags	Women Founders, B2C, Crowd SAFE, Coming Soon, Fitness, Companies

Pitch text

Summary

- The world's first and most size inclusive athletic wear company for women
- A community of over 1 million women worldwide
- A community connected to create a better world through equality
- Customers in over 60 countries
- High performance athletic wear at every day prices
- Athletic wear designed by women to make all women look and feel their best

Problem



A significant category creating significant problems

- The fashion industry presents a fake image of an unattainable version of perfection.
- Accessibility of high performance, affordable athletic wear is a major challenge.

- Bigger bodies are being forced into cheap, low performance, badly designed clothing.
- Current brands don't design to accentuate the form of bigger bodies.
- And we are being segmented into different stores based on our bodies.

Category consequences

A $1 Trillion-a-year health crisis has been created in the name of fashion category sales.

Womens' self worth, self image, and mental health has been sacrificed so that Nike can sell a few more tees and Lululemon can sell a few more trackpants.

Our self image has been subjugated to the needs of a few men who want to sell more tee shirts.

We are making high quality clothing available for every body at affordable prices. And enhancing how women feel at the same time. Never sacrificing self-love or self-worth for commercial gain.

GRRRL exists to contradict the fake, empower the disenfranchised, right the wrongs, and make a difference to the lives of women throughout the world.

Solution



We Exist **to change the future for women and girls worldwide**

**by shifting how the world sees women,
and how women see themselves.**

GRRRL posits a community, proposition, brand, and product range that suits, fits, and flatters a more realistic array of body types; and more importantly, serves and connects a community of women that want to see a better world for women.

Our value proposition:



- Purpose-driven
- Authentic
- Every body first, no body last
- You win — we win.



Product

Our products are designed for women by women

Our goal is to only sell athletic wear that will genuinely change the world by shifting how the world sees women, and how women see ourselves.



The goal we set ourselves with every product we make is to only ever sell clothing that enhances and supports women to perform, feel and project their best versions of themselves.

We use the highest quality fabrics and retail them at everyday prices bringing high-performance, high-quality athletic wear within reach for everybody.

Always squat proof. Always designed with all bodies in mind.

ALWAYS SQUATPROOF, ALWAYS PERFORMANCE, ALWAYS VALUE.
NEXT LEVELS ft 7 times stretch, extreme moisture wicking plus light weight so won't leave you feeling restricted in movement. Next Levels are breathable AND suit every shape, leg and tummy. NEXT LEVELS are characterized by big bold prints.
MAJESTIC CT FREE fabric feels like a soft brush toasted with a matte finish to leave you feeling super confident and comfortable. With never a Camel Toe to be seen. Squat proof to the max, these leggings are truly amazing for everyday wear and overall training in general.
PREMIUM KUSH the KUSH material is a high performance thicker, mositure wicking material that keeps you locked and loaded at all times. You'll feel cozy, confident, and kick-ass in these Super KUSH leggings.







Traction

Who runs the world? GRRRLS.

We have over 30,000 grrrl customers in more than 50 countries worldwide, and a social media community of over 1 million women worldwide—all connected by the desire to see a better world through equality and equity for all women, everywhere in the world. Our community stretches from the North Pole to the most southern

city in the world.

We have only just started. We'll grow our reach by over 1000% in the next 5 years, so that more women can join and benefit from the amazing community of strong, powerful, trailblazing women.

As a business we have annual sales revenue well in excess of $2M, growing at 50% YoY for the last 4 years.







GRRRLographics



GRRRLS aren't defined by salary, social status, education, age or employment.

You know a grrrl by her attitude and her mindset.

She cares. Cares about a better future for women and the next generation. Cares about equality and equity for all. And cares about injustice, inequality and intolerance. She cares. She gives AF.

Business Model

GRRRL—
Wherever she wants us to be



We've built grrrl online. Creating a community through Facebook, Instagram and Pinterest. Retailing our products through our own website.

But to grow, we know we need to be in more places at once. Retailers like goddamn Amazon. Stores like sporting goods stores and department stores, independent retailers and gyms. Events, expos, and roadshows. That's how we will get our message to more women, and reach a greater audience.

Market



Forbes Magazine:

GRRRL potentially posits a pivotal change...

...in the trajectory of the lucrative athleisure sector, which is set to hit sales of $231.7 billion worldwide by 2024 but still has gaping chasms regarding diversity; the average US woman is now 16-18 (a UK 20-22) and sales of larger, technically plus-size clothing are forecast to grow at twice the rate of 'standard' sizes by 2020 but few sports brands are servicing the market and those that do tend to segregate the offer, offensively inferring large means atypical — blindly ignoring the statistical reality check.

Lululemon, for instance, stops dead at a size large which, according to the GRRRL team is smaller than at least 67.5% of American women. GRRRL offers an important alternative for women of all sizes — best not to mistake it for a plus size one-trick pony — that identify more with weightlifting than downward dogs. That's not to exclude the spiritual aspect of sporting enlightenment — there are few founders as evangelical or holistically-focused as Olson, who is vocal and articulate regarding wellbeing, self-love and acceptance and no activities are excluded, but the focus on the rougher, tougher fringe sports such as weightlifting, bodybuilding, martial arts and ultimate fighting undeniably offers a more potent vehicle for driving wider female empowerment.

Whatever women have been told they can't or shouldn't do is fuel to Olson's manifesto, compounding its viability as the must-have brand for the neo-protest era . The comparatively aggressive styling (there are muscles, everywhere) might not

be everyone's cup of tea but it's certainly finding an audience, both because of and despite the visual language. While it may still be small fry in comparison to sports major players, since launching in 2015 its focus on female unification has brought home year on year sales increases of 200% and 30k+ consumers across 60 countries — 50 of whom are so militantly allied to its message they've had the brand's named tattooed on their bodies . This brand and its community mean business.

"

Competition

Competitive advantages



First to Market



Design and Brand



Authenticity



Price advantage



Brand extension



Supplements



Events



Owned and ran by women



Sustainability



Community

Vision And Strategy

A revolution waiting to happen



Every ceiling we shatter, every opinion we change, every rule we un-write is one the next generation won't have to deal with. We believe in a world that is so much more than one with equal rights, although that'd be a good start. We believe in a world where women can be truly free. Free to have an education, free to have sexual self expression, free from racism, free from domestic violence, free from the oppression of negative self image, free from religious persecution. Free to be who they want to be, when they want to be, how they want to be. Free to be themselves. With no limits.

Use of funds

- **Recruitment to offer more senior roles for women**
  To support our growth we wish to add 3 senior management roles for women in fashion and technology.

- **Events**
  We want to take the brand on roadshow to major events and locations around the world to broadcast the message of womens' empowerment and body acceptance.

- **Technology to provide better experiences**

  To improve our GRRRLS' experience we have identified key technology to support our goal of helping women look and feel their best.

- **Sales into more digital and physical locations**

  We want to bring the GRRRL brand and message to new channels to introduce more women and girls to the brand and message of empowerment, equality and equity.

- **New territories**

  Body image and womens' empowerment are emerging issues for women around the world, especially in southeast and northeast asia. We'd like to bring the GRRRL brand to these markets to change the conversation and challenge conventional thinking.

- **The GRRRL Foundation**

  Your investment will also enable the creation of our NFP foundation — the GRRRL Foundation — to support opportunities for girls and women in sport and in life, and to create a better future for all women.

Impact

Why now?



- National Eating Disorder Association has seen an
  increase of 70% in calls as a consequence of the pandemic.

- 1 in 3 women in the United States either has a diagnosed
  eating disorder or shows behavior consistent with
  disordered eating.

- 1 in 5 teenage girls suffer from depression with the primary cause being body image or body image related.

- Covid has given a deeper sense of isolation and greater sense of gratitude for community and relationships..

- Grrrl is changing the conversation from losing weight to getting strong.

- Grrrl is dismantling diet culture.

- Our sizing is based on real body sizes.

Funding



We are seeking growth capital to help us further widen our reach,

and connect with more and more women.

Our company and mission has been supported by a range of private and institutional investors. Will you join us and them in changing the world?

Founders



KORTNEY OLSON

FOUNDER AND CHIEF EXECUTIVE OFFICER

Kortney is a personal trainer and Crossfit coach, Australian Women's arm wrestling champion, author, and TV personality.



DAVID MAY

CHIEF COMMERCIAL OFFICER

David is the world's most widely awarded marketer leading agency and client teams and revolutionizing markets for 20 years.

Team

Perks

$200	membership of the grrrl council. first look previews on all new gear. exclusive discounts and private sales. i bought the company muscle tee 20% lifetime discount at grrrl.com.
$450	membership of the grrrl council. first look previews on all new gear. exclusive discounts and private sales. your own personalised pair of grrrl leggings 20% lifetime discount at grrrl.com.
$650	membership of the grrrl council. first look previews on all new gear. exclusive discounts and private sales. 20% lifetime discount at grrrl.com. EXCLUSIVE GRRRL Purple Hi Tops valued at $300 or EXCLUSIVE GRRRL Camo Hi Tops valued at $300
$1,250	for any investment of $1,250 or above: membership of the grrrl council. first look previews on all new gear. exclusive discounts and private sales. 20% lifetime discount at grrrl.com. Company T-Shirt Purple Hi Tops Camo Hi Tops
$5,000	for any investment of $5,000 or above: membership of the grrrl council. first look previews on all new gear. exclusive discounts and private sales. 20% lifetime discount at grrrl.com. $500 GRRRL gift card Company T-Shirt Purple Hi Tops Camo Hi Tops

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.